
03021169

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

First Horizon Asset Securities Inc.
(Exact Name of Registrant as Specified in Charter)

0001081915
(CIK Number)

Current Report on Form 8-K dated as of May 22, 2003
(Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part)

333-100663
(Commission File Number)

N/A
(Name of Person Filing the Document, if Other than the Registrant)


SEC MAIL PROCESSING
RECEIVED
MAY 30 2003
WASH. D.C.
155
SECTION



Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.1	Computational Materials provided by First Tennessee Bank National Association

Signature

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee.

FIRST HORIZON ASSET SECURITIES INC.

May 22, 2003

By: 
Senior Vice President -Asset Securitization

EXHIBIT 99.1

Computational Materials provided by
First Tennessee Bank National Association

[begins on next page]

FHASI_03AR2S - PRICE/YIELD - B5

PRICE	12 CPR	15 CPR	20 CPR	25 CPR	30 CPR	45 CPR	60 CPR
	YIELD	YIELD	YIELD	YIELD	YIELD	YIELD	YIELD
62.0000	10.9932	12.0607	13.9946	15.6318	17.0740	22.0734	27.6995
63.0000	10.7420	11.7733	13.6397	15.2198	16.6114	21.4237	26.8281
64.0000	10.4968	11.4926	13.2930	14.8172	16.1594	20.7891	25.9781
65.0000	10.2573	11.2184	12.9542	14.4237	15.7174	20.1691	25.1486
66.0000	10.0233	10.9504	12.6230	14.0389	15.2852	19.5632	24.3387
67.0000	9.7946	10.6884	12.2990	13.6626	14.8624	18.9708	23.5476
68.0000	9.5710	10.4321	11.9822	13.2943	14.4487	18.3915	22.7748
69.0000	9.3522	10.1814	11.6721	12.9339	14.0437	17.8246	22.0194
70.0000	**9.1382**	**9.9360**	**11.3686**	**12.5810**	**13.6470**	**17.2699**	**21.2808**
71.0000	8.9287	9.6957	11.0714	12.2354	13.2585	16.7268	20.5584
72.0000	8.7236	9.4605	10.7803	11.8968	12.8779	16.1949	19.8516
73.0000	8.5227	9.2300	10.4951	11.5650	12.5048	15.6739	19.1598
74.0000	8.3259	9.0041	10.2156	11.2398	12.1391	15.1634	18.4826
75.0000	8.1330	8.7827	9.9416	10.9209	11.7804	14.6630	17.8194
76.0000	7.9439	8.5657	9.6729	10.6082	11.4286	14.1725	17.1697
77.0000	7.7585	8.3528	9.4094	10.3014	11.0835	13.6913	16.5331
78.0000	7.5766	8.1440	9.1508	10.0003	10.7447	13.2194	15.9091
SPREAD @ CENTER PRICE	**510.3**	**612.0**	**800.2**	**947.4**	**1070.9**	**1499.1**	**1939.9**
WAL	**10.82**	**9.09**	**7.02**	**5.82**	**5.04**	**3.49**	**2.61**
MOD DURN	**6.710**	**5.852**	**4.731**	**4.068**	**3.620**	**2.588**	**1.945**
PRINCIPAL WINDOW	**JUN03 - MAR33**	**JUN03 - MAR33**	**JUN03 - MAR33**	**JUN03 - MAR33**	**JUN03 - MAR33**	**JUN03 - JUN29**	**JUN03 - MAR22**
CMT_1YR	**1.25**	**1.25**	**1.25**	**1.25**	**1.25**	**1.25**	**1.25**

YIELD CURVE	MAT	3MO	6MO	2YR	5YR	10YR	30YR
	YLD	1.144	1.153	1.597	2.898	3.982	4.970

FTN FINANCIAL IS A DIVISION OF FIRST TENNESSEE BANK NATIONAL ASSOCIATION. ALTHOUGH THIS INFORMATION HAS BEEN OBTAINED FROM SOURCES WHICH WE BELIEVE TO BE RELIABLE, WE DO N

FHASI_03AR2 - PRICE/YIELD - B1

PRICE	12 CPR	15 CPR	20 CPR	25 CPR	30 CPR	45 CPR	60 CPR
	YIELD	YIELD	YIELD	YIELD	YIELD	YIELD	YIELD
98.0000	5.3014	5.3031	5.3221	5.3450	5.3688	5.4764	5.6174
98.2500	5.2395	5.2406	5.2562	5.2754	5.2953	5.3860	5.5052
98.5000	5.1778	5.1784	5.1906	5.2060	5.2220	5.2959	5.3934
98.7500	5.1162	5.1163	5.1252	5.1368	5.1490	5.2061	5.2821
99.0000	5.0548	5.0544	5.0600	5.0678	5.0762	5.1166	5.1712
99.2500	4.9937	4.9927	4.9950	4.9990	5.0036	5.0274	5.0607
99.5000	4.9327	4.9312	4.9303	4.9305	4.9313	4.9386	4.9506
99.7500	4.8719	4.8699	4.8657	4.8622	4.8592	4.8500	4.8409
100.0000	**4.8113**	**4.8088**	**4.8013**	**4.7940**	**4.7874**	**4.7618**	**4.7317**
100.2500	4.7509	4.7478	4.7371	4.7262	4.7157	4.6738	4.6228
100.5000	4.6907	4.6871	4.6731	4.6585	4.6443	4.5862	4.5143
100.7500	4.6306	4.6265	4.6093	4.5910	4.5732	4.4988	4.4062
101.0000	4.5708	4.5662	4.5457	4.5237	4.5022	4.4118	4.2986
101.2500	4.5111	4.5060	4.4823	4.4567	4.4315	4.3250	4.1913
101.5000	4.4516	4.4460	4.4191	4.3899	4.3610	4.2386	4.0844
101.7500	4.3923	4.3861	4.3561	4.3232	4.2907	4.1524	3.9779
102.0000	4.3332	4.3265	4.2933	4.2568	4.2206	4.0665	3.8717
SPREAD @ CENTER PRICE	**197.1**	**199.0**	**210.1**	**221.3**	**231.2**	**263.7**	**289.5**
WAL	**4.73**	**4.68**	**4.42**	**4.15**	**3.92**	**3.15**	**2.51**
MOD DURN	**4.116**	**4.081**	**3.874**	**3.662**	**3.471**	**2.827**	**2.283**
PRINCIPAL WINDOW	**JUN03 - MAR10**	**JUN03 - MAR10**	**JUN03 - MAR10**	**JUN03 - MAR10**	**JUN03 - MAR10**	**JUN03 - MAR10**	**JUN03 - MAR10**
CMT_1YR	**1.25**	**1.25**	**1.25**	**1.25**	**1.25**	**1.25**	**1.25**

YIELD CURVE MAT 3MO 6MO 2YR 5YR 10YR 30YR
YLD 1.144 1.153 1.597 2.898 3.982 4.970

FTN FINANCIAL IS A DIVISION OF FIRST TENNESSEE BANK NATIONAL ASSOCIATION. ALTHOUGH THIS INFORMATION HAS BEEN OBTAINED FROM SOURCES WHICH WE BELIEVE TO BE RELIABLE, WE DO N

fhasi03AR2 -- 3A1

FTN Financial Capital Markets

Balance	$34,003,000.00	Delay	24	WAC(3)	5.4300
Coupon	5.1500	Dated	05/01/2003	NET(3)	5.15
Settle	05/30/2003	First Payment	06/25/2003	WAM(3)	82

Price	1	2	3	4	5	6	7
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-24	4.8191	4.6758	4.4901	4.3787	4.2528	3.9552	3.5875
101-25	4.8134	4.6680	4.4796	4.3666	4.2389	3.9370	3.5639
101-26	4.8077	4.6602	4.4691	4.3545	4.2250	3.9187	3.5403
101-27	4.8020	4.6525	4.4586	4.3424	4.2111	3.9005	3.5168
101-28	4.7963	4.6447	4.4482	4.3303	4.1972	3.8823	3.4932
101-29	4.7906	4.6369	4.4377	4.3182	4.1833	3.8641	3.4697
101-30	4.7849	4.6291	4.4272	4.3061	4.1694	3.8459	3.4462
101-31	4.7792	4.6214	4.4168	4.2941	4.1555	3.8277	3.4228
102-00	**4.7736**	**4.6136**	**4.4063**	**4.2820**	**4.1416**	**3.8096**	**3.3993**
102-01	4.7679	4.6059	4.3959	4.2700	4.1278	3.7914	3.3759
102-02	4.7622	4.5981	4.3855	4.2579	4.1139	3.7733	3.3524
102-03	4.7565	4.5904	4.3750	4.2459	4.1001	3.7552	3.3290
102-04	4.7509	4.5826	4.3646	4.2339	4.0862	3.7371	3.3056
102-05	4.7452	4.5749	4.3542	4.2218	4.0724	3.7189	3.2822
102-06	4.7395	4.5671	4.3438	4.2098	4.0586	3.7009	3.2589
102-07	4.7339	4.5594	4.3334	4.1978	4.0448	3.6828	3.2355
102-08	4.7282	4.5517	4.3230	4.1858	4.0309	3.6647	3.2122
Spread @ Center Price	**156.5**	**186.7**	**223.4**	**232.7**	**236.8**	**228.9**	**200.3**
WAL	**6.47**	**4.61**	**3.33**	**2.85**	**2.44**	**1.82**	**1.38**
Mod Durn	**5.373**	**3.933**	**2.921**	**2.532**	**2.200**	**1.681**	**1.301**
Mod Convexity	**0.357**	**0.230**	**0.148**	**0.119**	**0.095**	**0.061**	**0.039**
Principal Window	**Jun03 - Mar10**	**Jun03 - Mar10**	**Jun03 - Mar10**	**Jun03 - Mar10**	**Jun03 - Mar10**	**Jun03 - Mar10**	**Jun03 - Mar10**
CMT_1YR	1.25	1.25	1.25	1.25	1.25	1.25	1.25
Prepay	0 CPR	10 CPR	20 CPR	25 CPR	30 CPR	40 CPR	50 CPR

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.144	1.150	1.564	2.859	3.944	4.935

4/8/2003 04:33 PM

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. Offerings are made by prospectus only. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

fhasi03AR2 -- 2A1

FTN Financial Capital Markets

Balance	$228,302,000.00	Delay	24	WAC(2)	5.1000
Coupon	4.8000	Dated	05/01/2003	NET(2)	4.8
Settle	05/30/2003	First Payment	06/25/2003	WAM(2)	58

Price	1	2	3	4	5	6	7
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-24	4.3510	4.2199	4.0527	3.9533	3.8410	3.5725	3.2328
101-25	4.3436	4.2106	4.0409	3.9401	3.8261	3.5536	3.2089
101-26	4.3362	4.2012	4.0291	3.9268	3.8112	3.5348	3.1851
101-27	4.3288	4.1919	4.0173	3.9135	3.7963	3.5160	3.1613
101-28	4.3214	4.1826	4.0055	3.9003	3.7814	3.4971	3.1375
101-29	4.3139	4.1732	3.9937	3.8871	3.7665	3.4783	3.1137
101-30	4.3066	4.1639	3.9819	3.8738	3.7516	3.4595	3.0900
101-31	4.2992	4.1546	3.9702	3.8606	3.7368	3.4407	3.0662
102-00	**4.2918**	**4.1453**	**3.9584**	**3.8474**	**3.7219**	**3.4220**	**3.0425**
102-01	4.2844	4.1360	3.9466	3.8342	3.7071	3.4032	3.0188
102-02	4.2770	4.1266	3.9349	3.8209	3.6922	3.3844	2.9951
102-03	4.2696	4.1173	3.9231	3.8077	3.6774	3.3657	2.9715
102-04	4.2622	4.1080	3.9114	3.7945	3.6625	3.3470	2.9478
102-05	4.2548	4.0987	3.8996	3.7814	3.6477	3.3282	2.9241
102-06	4.2475	4.0894	3.8879	3.7682	3.6329	3.3095	2.9005
102-07	4.2401	4.0801	3.8762	3.7550	3.6181	3.2908	2.8769
102-08	4.2327	4.0709	3.8644	3.7418	3.6033	3.2722	2.8533
Spread @ Center Price	**150.2**	**181.7**	**199.5**	**203.4**	**204.3**	**192.5**	**165.3**
WAL	**4.70**	**3.68**	**2.87**	**2.53**	**2.23**	**1.74**	**1.36**
Mod Durn	**4.129**	**3.276**	**2.594**	**2.309**	**2.054**	**1.626**	**1.287**
Mod Convexity	**0.206**	**0.150**	**0.108**	**0.091**	**0.077**	**0.053**	**0.036**
Principal Window	**Jun03 - Mar08**	**Jun03 - Mar08**	**Jun03 - Mar08**	**Jun03 - Mar08**	**Jun03 - Mar08**	**Jun03 - Mar08**	**Jun03 - Mar08**
CMT_1YR	1.25	1.25	1.25	1.25	1.25	1.25	1.25
Prepay	0 CPR	10 CPR	20 CPR	25 CPR	30 CPR	40 CPR	50 CPR

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.144	1.150	1.564	2.859	3.944	4.935

4/8/2003 04:33 PM

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. Offerings are made by prospectus only. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

fhasi03AR2 -- 1A1

FTN Financial Capital Markets

Balance	$25,259,000.00	Delay	24	WAC(1)	4.8600
Coupon	4.5500	Dated	05/01/2003	NET(1)	4.55
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	34

Price	1	2	3	4	5	6	7
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
102-00	3.6983	3.5633	3.3978	3.3009	3.1933	2.9384	2.6148
102-01	3.6863	3.5495	3.3819	3.2837	3.1746	2.9164	2.5886
102-02	3.6744	3.5358	3.3659	3.2665	3.1560	2.8944	2.5624
102-03	3.6624	3.5220	3.3500	3.2493	3.1374	2.8725	2.5362
102-04	3.6505	3.5083	3.3341	3.2321	3.1188	2.8505	2.5100
102-05	3.6385	3.4945	3.3182	3.2149	3.1002	2.8286	2.4838
102-06	3.6266	3.4808	3.3023	3.1978	3.0816	2.8067	2.4577
102-07	3.6146	3.4671	3.2864	3.1806	3.0630	2.7848	2.4316
102-08	**3.6027**	**3.4534**	**3.2705**	**3.1635**	**3.0445**	**2.7629**	**2.4054**
102-09	3.5907	3.4397	3.2546	3.1463	3.0259	2.7410	2.3793
102-10	3.5788	3.4260	3.2387	3.1292	3.0074	2.7191	2.3533
102-11	3.5669	3.4123	3.2229	3.1120	2.9888	2.6972	2.3272
102-12	3.5550	3.3986	3.2070	3.0949	2.9703	2.6754	2.3012
102-13	3.5431	3.3849	3.1912	3.0778	2.9518	2.6536	2.2751
102-14	3.5311	3.3712	3.1753	3.0607	2.9333	2.6317	2.2491
102-15	3.5192	3.3575	3.1595	3.0436	2.9148	2.6099	2.2231
102-16	3.5073	3.3439	3.1437	3.0265	2.8963	2.5881	2.1971
Spread @ Center Price	**168.8**	**170.6**	**167.6**	**162.5**	**154.8**	**134.4**	**105.6**
WAL	**2.76**	**2.39**	**2.04**	**1.89**	**1.74**	**1.46**	**1.21**
Mod Durn	**2.551**	**2.221**	**1.917**	**1.775**	**1.641**	**1.391**	**1.167**
Mod Convexity	**0.081**	**0.068**	**0.055**	**0.050**	**0.045**	**0.035**	**0.027**
Principal Window	**Jun03 - Mar06**	**Jun03 - Mar06**	**Jun03 - Mar06**	**Jun03 - Mar06**	**Jun03 - Mar06**	**Jun03 - Mar06**	**Jun03 - Mar06**
CMT_1YR	1.25	1.25	1.25	1.25	1.25	1.25	1.25
Prepay	0 CPR	10 CPR	20 CPR	25 CPR	30 CPR	40 CPR	50 CPR

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.144	1.150	1.564	2.859	3.944	4.935

4/8/2003 04:33 PM

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. Offerings are made by prospectus only. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FHASI 2003-AR2
COLLATERAL PROJECTIONS
May 30, 2003 Settle

		Jumbo 3/1 ARM		Jumbo 5/1 ARM		Jumbo 7/1 ARM	
Total loans		$ 26,000,000	+-5.0%	$ 235,000,000	+-5.0%	$ 35,000,000	+-5.0%
"AAA" Amount @	2.85%	$ 25,000,000	+-5.0%	$ 228,000,000	+-5.0%	$ 34,000,000	+-5.0%
AAA Coupon		4.550%		4.800%		5.150%	
Gross WAC		4.860%	+-.10	5.100%	+-.10	5.430%	+-.10
Wtd Avg Servicing Fee		0.310%	+-.025	0.300%	+-.025	0.280%	+-.025
Wtd Avg Gross Margin		2.75		2.75		275.00	
WAC Range		225.0	max	200.0	max	200.0	max
WAM		358	+-2	358	+-2	358	+-2
Arm Index		1yr CMT		1yr CMT		1yr CMT	
Cap Structure		2/2/6		5/2/5		5/2/5	
WALTV		65%	+-5.0	63%	+-5.0	66%	+-5.0
****All loans over 80% have PMI**							
Average Loan Balance		$ 515,000	+-$25,000	$ 565,000	+-$25,000	$ 530,000	+-$25,000
Full/Alt Doc		95.0%	min	95.0%	min	95.0%	min
SF/PUD		90.0%	min	90.0%	min	90.0%	min
Owner Occupied		95.0%	min	95.0%	min	95.0%	min
Investor Properties		5.00%	max	5.00%	max	5.00%	max
Average FICO		730	+-15	735	+-15	740	+-15
Pct California		49.9%	max	65.0%	max	49.9%	max
Interest Only loans		0.0%		35.0%	max	0.0%	
Expected Subordination		2.85%	+-.50				
Subordination cross collateralizes all pools							
Expected Rating Agencies		S&P, Moody's, and/or Fitch (2 out of 3)					